EXHIBIT 3.5

Second Amendment to Certificate of the Powers, Designations, Preferences and

Rights of the Series A Convertible Preferred Stock

Pursuant to that certain resolution approved by the Board of Directors on May 19, 2006, the undersigned Delaware for-profit corporation adopts the following second amendment to its Certificate of the Powers, Designations, Preferences, and Rights of the Series A Convertible Preferred Stock.

I.	The name of the Delaware for-profit corporation is Tekoil & Gas Corporation (the “Corporation”).

II.	The Corporation filed, on August 2, 2005, under document number 3475687, that certain Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock (the “Original Certificate”) creating One Million (1,000,000) shares of Series A Convertible Preferred Stock (the “Class A Stock”).

III.	The Corporation filed, on February 22, 2006 that certain Amendment to the Original Certificate increasing the number of authorized number of shares of Class A Stock from One Million (1,000,000) to Two Million (2,000,000) (the “Amendment”) (the “Certificate and the Amendment are hereinafter referred to as the “Certificate”)

IV.	The Corporation now desires to amend Section 1 of the Certificate to increase the authorized number of shares of Class A Stock from Two Million (2,000,000) to Three Million (3,000,000).

V.	This amendment was approved pursuant to a resolution adopted by unanimous consent by the Board of Directors of the Corporation on May 19, 2006.

VI.	Other than as specified herein, the Certificate shall remain unchanged and continue in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this amendment to the Certificate this 19th day of May, 2006.

By:	/s/ Mark Western

Name:	Mark Western

Title:	Chairman & CEO